Exhibit (a)(5)(D)
Final Transcript
Conference Call Transcript
SAP — SAP to Acquire Sybase, Inc.
Event Date/Time: May 13, 2010 / 06:00AM GMT

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Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
CORPORATE PARTICIPANTS
Stefan Gruber
SAP AG — Head of IR
Bill McDermott
SAP AG — Co-CEO
Jim Hagemann Snabe
SAP AG — Co-CEO
Werner Brandt
SAP AG — CFO
John Chen
Sybase Inc. — Chairman and CEO
CONFERENCE CALL PARTICIPANTS
Michael Briest
UBS — Analyst
James Dawson
Morgan Stanley — Analyst
Philip Grunsky
Dow Jones — Analyst
Mohammed Moawalla
Goldman Sachs — Analyst
Hoi Lam
Citigroup — Analyst
PRESENTATION

Operator
Good day and welcome to the SAP investor and media conference call. For your information, this call is being recorded. At this time I would like to hand the call over to Stefan Gruber. Please go ahead.

Stefan Gruber — SAP AG — Head of IR
Good morning. This is Stefan Gruber, Head of Investor Relations, SAP AG. Thank you for joining us to discuss our announcement of SAP’s acquisition of Sybase. I am joined by Bill McDermott, Co-CEO, Jim Hagemann Snabe, Co-CEO, Werner Brandt, CFO and John Chen, Chairman and CEO of Sybase.
Before we begin the call I will read a few preliminary legal notices. The tender offer for shares of Sybase described in this conference call and the press release has not yet commenced. The press release we issued yesterday is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, SAP will file a tender offer statement, including an offer to purchase, letter of transmittal, and related tender offer documents with the US Securities and Exchange Commission, and Sybase will file with the SEC a solicitation recommendation statement with respect to the offer.
Stockholders of Sybase are strongly advised to read the tender offer statement and the related solicitation recommendation statement because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as the solicitation recommendation statement, will be made available to all stockholders of Sybase at no expense to them. These documents will be available at no charge on the SEC’s website.

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
This call may include forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services and the anticipated role of Sybase, its key executives and its employees within SAP following the closing of the transaction.
Actual events or results may differ materially from those described in the release and in this call due to a number of risks and uncertainties detailed in documents filed or furnished by Sybase and SAP with the SEC, including those discussed in Sybase quarterly report on Form 10-Q for the quarter ended March 31, 2010, and SAP’s Annual Report and Form 20-F, as well as the press release issued yesterday, each of which is on file with the SEC and available at the SEC’s website. Neither SAP nor Sybase is obligated to update these forward-looking statements to reflect events or circumstances after today’s call.
Before turning it over to our speakers, let me say that we will be keeping this conference call to about 40 minutes. Also I would like to ask you to limit your questions to the acquisition announcement we have made today.
Let me now turn the call over to Bill McDermott.

Bill McDermott — SAP AG — Co-CEO
Thank you, Stefan, and welcome everybody. We are pleased to announce our plan to acquire Sybase. This is a strategic moment for SAP, for Sybase, our customers and the IT industry. This acquisition is about accelerating growth for both businesses.
This transaction is fully aligned with our strategic objectives to significantly expand our addressable market, opening up new opportunities in mobility, in-memory computing and analytics. It is also a sound financial move as both companies are growing and have high margins and strong free cash flow.
For customers, the powerful combination of SAP and Sybase will help companies better harness today’s explosion of data. Companies need to deliver information and insight in real time to business consumers wherever they work so they can make faster and better decisions. This will literally connect the shop floor to the corner office, unlocking substantial business value from existing technology investments. We call this innovation without disruption.
The combination will also accelerate innovation for both companies. Sybase’s core business will benefit from SAP’s breakthrough in-memory computing technology. SAP will extend our industry-leading business applications and analytics to billions of mobile users. As a result of this transaction, SAP will be the only company enabled to deliver a full suite of enterprise software and next-generation business intelligence on any device at any time, harnessing the power of Sybase’s industry-leading mobile platform.
We see a huge emerging market for the real-time unwired enterprise. With this strategic move, SAP becomes the number one provider in this market, a significant first mover advantage for our strategic growth ambitions.
From an industry perspective we will leverage Sybase’s strength in financial services, telecommunications and public services to build upon the strong performance in our focus industries.
From a geographic standpoint, Sybase has a global footprint, including the Asia-Pacific region, which is the fastest growing market for mobile users. In fact, mobile enterprise applications will play a key role in the global economic development of emerging markets like China, where mobile phones outnumber fixed line phones. Because customers value choice, we will continue to innovate the product portfolios of both companies while also continuing to support leading database vendors in the marketplace today.
This acquisition will also expand opportunities for our joint ecosystems. Software and implementation partners can capture new opportunities by innovating on Sybase’s open and market-leading mobile platform. Our demonstrated success with SAP’s BusinessObjects has proved our capabilities in leveraging the benefits of large-scale transactions. We believe that the acquisition of Sybase will be even easier as we will run the business as a wholly owned subsidiary of the SAP Group, allowing its brand to continue to flourish in the market and, at the same time, benefit significantly from the crown jewels of both companies, our ecosystems and our global reach.

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
We have very complementary cultures. Both companies have a deep-rooted respect for people, engineering expertise, innovation and customer success. The two companies have a proven track record in working together as partners in mobile enablement and there’s a strong relationship at the executive level.
I will conclude my remarks by stating that this acquisition is about winning in this dynamic marketplace. We are resolute in our commitment to the success of mutual customers, partners and employees. This is about being bold and innovative. It’s about creating an amazing growth company. We warmly welcome my good friend John Chen, his management team and all of the talented Sybase employees to Team SAP.
Over to my Co-CEO and partner, Jim.

Jim Hagemann Snabe — SAP AG — Co-CEO
Thank you very much, Bill. And welcome everybody. Good morning, at least here in Europe.
We always said that we would use M&A to move ourselves strategically forward and not just buy market share. And this acquisition does exactly that. The acquisition of Sybase falls right in line with our three-pillar strategy of leading in on-premise, on-demand and by software. We are, as you know, already the leader in on-premise software with SAP Business Suite. We are extending into on-demand software with SAP Business ByDesign and on-demand extensions for large enterprises. And now with the acquisition of Sybase, we will be number one in on-device, further cementing our ability to bring information to users anytime, anywhere, and on any device.
Mobile applications for consumers have changed the way people live and communicate. Mobile applications for the enterprise will have an equally profound impact on the way people work. We want to make sure that SAP solutions can be accessed from all leading mobile devices. The acquisition of Sybase will allow us and our partners to do just that, but now much faster and with less complexity as Sybase Unwired Platform brings together various mobile offerings into one platform.
The key to this acquisition for SAP is Sybase’s heterogeneous open platform that is device-independent. It is important for us because it adheres to the open standards of SAP. Therefore this acquisition, with this we remain database, platform and hardware agnostic. We will build all mobile experiences and we will enable the ecosystem to build mobile experiences on top of SAP.
As you know, Sybase is also a major player in the standalone database business and has a long list of database customers. We will continue the innovation of the database and grow the license revenue stream coming from it. With the database business comes technological know-how and market leadership in the area of column store databases which is used for advanced analytics.
At SAP we have built a breakthrough in-memory computing technology that promises revolutionary benefits to all our products. It is already impacting our analytical products with Business Warehouse Accelerator and SAP BusinessObjects Explorer. And over time we see that this revolutionize all of our products. It is our foundation technology and we will continue to develop it. We will, in addition, bring our in-memory technology and capabilities to Sybase databases and complex event processing technology to bring significant advances to Sybase products in this area.
The Sybase products will continue to operate, grow and evolve independently from SAP’s traditional as well as future application platform. Simultaneously we will continue to support our traditional database partners for our applications, including Microsoft and IBM. This will help us accelerate the delivery of a next-generation platform for business intelligence and other applications, and we can help Sybase innovate the database business, leveraging our in-memory computing capabilities.
In closing, we see great potential in combining the leader of business applications and business analytics with the leader in mobility. Not only do we see great potential in combining the IP of SAP and Sybase, we also see a strong cultural fit in solid and robust engineering, combined with the desire to innovate for our customers.
And with that, I would like to turn over to my colleague, Werner Brandt.

Werner Brandt — SAP AG — CFO
Thank you, Jim. And good morning to everybody.

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
SAP is buying a strong business. Sybase is the leader in the area of product and technology and from a financial perspective they are a growing and highly profitable business. The transaction is expected to close in July 2010 and be immediately accretive to SAP’s earnings per share on a non-IFRS basis. We expect the combination to deliver synergies through both revenue enhancement and, to a lesser extent, the realization of cost efficiencies.
Details of the tender offer can be found in the press release issued yesterday and the complete offer document, in accordance with US law, will be submitted together with further details of the offer to the US Securities and Exchange Commission. Following the close of the offer, our primary focus will be to drive merger-related revenues and, as I said, to a lesser extent, cost synergies.
We plan to operate Sybase as a separate business unit, with SAP, named Sybase, an SAP company. The Sybase management team will continue to run the business. We, the Executive Board, plan to propose to the Supervisory Board of SAP to appoint the Chairman and CEO of Sybase, John Chen, to SAP’s Executive Board. We will provide more details on merger integration as we move forward.
Now I will hand — now we will have comments from John Chen. Welcome, John.

John Chen — Sybase Inc. — Chairman and CEO
Thank you. Thank you, Werner. And I’m glad to have this opportunity to spend a few minutes here.
At the very outset I want to share with everybody that we are extremely excited about this transaction and I’m certainly honored at the prospect of joining a great Company and the management team. We at Sybase have deep respect for the strength, the technology and especially the culture of SAP.
As Werner mentioned earlier, we have built a strong fundamental business. We have been very consistent in our business execution. We have produced 10 consecutive quarters, record quarters in revenue, profitability and cash flow. And over the last five years we were able to grow our top-line revenue by 9% on an annualized basis and expanded our non-GAAP operating margin from 18% to 30%.
Both Bill and Jim have made references to a very profound change in the landscape of the industry, with the introduction and widespread adoption of mobile technologies. We at Sybase had identified these key trends of mobility and analytics back in 2003 and, at that time, in response to these trends, we aggressively invested in these opportunities. This resulted in the Unwired enterprise strategy, that later became the foundation of the Sybase growth from 2003 to today.
In 2003, mobility was in its infancy. And by embarking on that strategy we took a risk and are very gratified to see that the market has been redeveloped as we had envisioned. Clearly we were mobility pioneers and, as a result, today we enjoy a position as technology and market leaders in that segment.
This year we expect to surpass 400m in revenue for our mobility business. We are also recognized as the mobile technology leaders by key industry analysts. We work closely with many platform vendors, many of those you’ll recognize, Apple, RIM, Google, Microsoft. Earlier this year, we released our Sybase CRM for SAP on a joint development project with SAP on the iPhone and Windows Mobile. We will follow us with a variability of this solution on RIM as well as Android within the next 12 months. And we have just demonstrated, by the way, the solution on the iPad as well.
We also own and operate a network capable of reaching 4b mobile subscribers, through 850 plus operators connected worldwide. We currently deliver 1.5b messages per day over our own network, making us the global leader in interoperated messaging service including such technology as the SMS, everybody knows, MMS technology, the global data roaming technology, GRX as well as the 4G technology IPX.
Let me now highlight our data management capabilities. And Werner and Jim have both mentioned that. We do have about $800m per year in this category, serving roughly about 10,000 enterprise customers around the world. Our database license revenue grew 22% in 2009 and 28% in 2008, while most of our competitors have struggled. We have grown both our traditional transactional database business as well as seen robust growth in analytics.
To summarize, I firmly believe that the principle behind this transaction is growth, like Bill has pointed out. The SAP in-memory technology, in combination of the SAP BusinessObject technology, as well as the Sybase column based architecture will revolutionize how transaction and analytics applications are built in the future.

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
Further, by combining the market leaders in enterprise applications with the market leadership in enterprise mobility, companies and our customers around the world will be able to run their business from any device, anytime. This will drive obviously a new way of enterprise productivity. I am very optimistic that we can achieve revenue growth as we bring together the strong complementary technologies and leverage our respective key customer base.
That is my prepared remarks. I would like to turn it back to the operator, please.
QUESTION AND ANSWER

Operator
(Operator Instructions). The first question is from Michael Briest from UBS. Please go ahead with your question.

Michael Briest — UBS — Analyst
Yes. Good morning. Thank you. I’m going to guess the success of this deal hinges very much of the in-memory side of things. We can probably understand the mobile piece quite clearly. Can you give us a sense today at SAP how substantial in-memory products are with the Accelerator and Explorer, how significant you would like this to be in say three or five years, and what you’re planning to bring together from the various Sybase and SAP development teams to achieve that success?
And then a second question, just quickly. The chronology of the deal, can you maybe talk about when you started talking? There will be a filing coming out soon which will tell us if anybody else has been involved. It’s just the price does look a decent premium from Sybase’s perspective. Thanks.

Jim Hagemann Snabe — SAP AG — Co-CEO
So Jim here. I will try and give you perspective on the potential of the in-memory technology. As you know, we have been experimenting with this technology for quite a while. And in fact we have already launched products into the market that is leveraging the in-memory technology. We have, as a first product, launched an Accelerator to our BW which gives significant performance booster to existing BW customers.
And we have last year, in fact, launched a product which is called SAP BusinessObjects Explorer which takes full advantage of in-memory computing as well and gives unprecedented computer power and speed in analyzing very large data volumes.
The potential of in-memory computing is huge. We actually believe that this will have a significant impact, not only on analytical applications, but on the entire industry. We see that with in-memory technology the access to information is up to 10,000 times faster than if you have to read the data from a disk. And this of course is not just a normal continuous improvement. It is a true breakthrough. We think that this technology can be leveraged in many different ways. And not just to speed up existing applications, but in fact build applications that were unthinkable in the old world where data was stored on disk.
So with this acquisition, we see two opportunities. First of all, in SAP we can learn more about how to manage data from the Sybase experience of running a database business. And this learning or this know-how is very important for us to progress in the in-memory technology space.
Secondly, we will of course allow now Sybase to leverage the in-memory technology. Sybase already has experience with column based storage and have seen the benefit of that. And their solutions are today on disk. We bring that capability in-memory. And you will understand why this could be a significant boost to the value proposition in the database business of Sybase as well.
John, you want to comment further on that possibility?

John Chen — Sybase Inc. — Chairman and CEO

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
No, I think you’ve summarized it pretty well. I think there is a lot of opportunity, not only for new applications, but bridging the existing investment that customers have made in the market by combining the in-memory technology and connecting that to the old programming model of the relational database through disk. So I think this becomes a proposition that the customers will relate to, being able to add on new technology and while protecting their current investments. So we’re very encouraged with that potential.

Werner Brandt — SAP AG — CFO
Yes. Maybe I can add one aspect from a financial perspective. Werner here, Michael. If you look to this transaction, we said it will be accretive to our earnings on the EBIT side, on the earnings side, right in the third quarter when we first consolidate this acquisition. So from that perspective, it’s a very good deal for SAP.
In addition, I think we indicated that the synergies will really be top-line driven. And we have a lot of potential regarding the revenue-related synergies. We do not need, to make it simple, any cost synergies in order to make this deal accretive and beneficial from a financial perspective for SAP, the combined organization now. I only add this because this is the foundation financially, and then you have all the strategic components on top which were just explained by Jim.

Michael Briest — UBS — Analyst
Okay. Thank you.

Stefan Gruber — SAP AG — Head of IR
Thank you. Let’s take the next question, please.

Operator
Thank you. The next question is from James Dawson from Morgan Stanley. Please go ahead with your question.

James Dawson — Morgan Stanley — Analyst
Morning guys, and congratulations on the deal. A couple of questions from me. I wonder if you could just break down Sybase’s revenues into the database and the analytics and the mobile parts. I think database and analytics is about $800m and mobile $400m. Is that right?
And what kind of growth rates do you think, on a two or three-year view, each part can give you? Perhaps as well, within database and analytics, can you explain how much of that business is the analytics part, because obviously that one might grow a little bit faster?
And then second, a follow-up question, Werner. I know that cost synergies are going to be quite light. Could you maybe give us a bit of a steer as to potential size? I understand it’s a growth transaction, but that would be helpful. Thanks.

Stefan Gruber — SAP AG — Head of IR
I guess the first question will be taken by John and then the second by Werner.

John Chen — Sybase Inc. — Chairman and CEO
Okay. Let me answer the questions regarding our revenue makeup. We expect to do roughly about [$1.2b] to roughly a little more than that this year, of which about $800m comes from the database business. In the database business, about $300m or so is our license business. And the breakdown at this moment is probably two thirds in the transactional, one third in the analytics world. The $400m of mobility, half of that comes from messaging technologies and the other half comes from mobile middleware technology.

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
And the growth rate of the mobile in general, it’s in the 15% to 20% that we have been experiencing. And the growth in the database, well totally license-wise it’s a double-digit growth, roughly about 10%. But the total segment, because there’s a lot of maintenance and professional services revenue in it, roughly growth of about 8% to 10%.

James Dawson — Morgan Stanley — Analyst
Great. Thank you. And Werner, on the synergies?

Werner Brandt — SAP AG — CFO
Yes. On the synergy side, I think if you look to the cost synergies then it’s mainly coming from the integration of the back office functions. That will be the only area where we will see a tighter integration from Sybase into SAP. The rest will be kept, as Bill said, standalone. And I’m not in a position at this point in time — I have to be a bit careful, from a legal perspective, to give you more indications on the amount. We will disclose this when the transaction is closed.
But you can assume, as it’s related to the back office functions, that this is in proportion to what we anticipate as total synergies, including the revenue synergy, really the lesser part. But on top of this, I also expect strong cost savings coming from, for example, the combined purchasing power, integrating Sybase purchasing volume in ours and then getting additional cost savings out of it. So more to come.
It is really the lesser part of the overall synergies we want to realize. It’s really a top-line story. I think we have a huge potential strategically. And we will do everything to capture this huge potential. Of course, if you look to SAP as a whole, without giving up our cost discipline in the combined organization at all.

James Dawson — Morgan Stanley — Analyst
Great. Thanks very much guys, and well done again.

Stefan Gruber — SAP AG — Head of IR
Thank you. Next question please.

Operator
Thank you. The next question is from [Philip Grunsky] from Dow Jones. Please go ahead with your question.

Philip Grunsky — Dow Jones — Analyst
Good morning. This is Philip from Dow Jones. Just a quick question. For how long have you been negotiating the deal and who approached whom in this transaction? Was that SAP approaching Sybase, or the other way around?

Bill McDermott — SAP AG — Co-CEO
Yes. Stefan, you want me to take that?

Stefan Gruber — SAP AG — Head of IR
Yes.

Bill McDermott — SAP AG — Co-CEO

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
Yes. So maybe I can just begin by saying that I’ve had the great fortune of knowing John for 12 years. And we have deep admiration for him and his company and the solutions that they offer to customers. And we’ve been jointly offering the Sybase SAP solution combination in the marketplace. And that work has been ongoing.
The conversation about bringing the two companies together began in earnest in early March when we realized how much value there was for customers, meaning what SAP could add to Sybase customers in the form of our in-memory computing breakthrough technology, our analytics, just to name a couple of areas, and what Sybase could do for us in mobility. We think that mobility is the new desktop.
And when you look at that in certain industries, in certain geographies, it’s incredible. When you think about CEOs and what they want to do to tie the core of the office all the way through to the shop floor in terms of business process, work flow and enabling the knowledge workforce, it became immense. And the more we got our teams together and began working since the beginning of March, it became clear that this was the ideal partnership in the IT industry.
John, you want to add to that?

John Chen — Sybase Inc. — Chairman and CEO
No, I think you’ve answered pretty well. Thanks Bill.

Werner Brandt — SAP AG — CFO
And from a — Werner here. From a timing perspective, it only took weeks to get all of our eggs together on both sides. We arranged the financing, as indicated in the press release, during this period of time. And I think this shows the new agility of SAP to really get things done in a very short period of time.

Stefan Gruber — SAP AG — Head of IR
Thank you. Let’s take the next question, please.

Operator
Thank you. The next question is from Mohammed Moawalla from Goldman Sachs. Please go ahead with your question.

Mohammed Moawalla — Goldman Sachs — Analyst
Yes. Good morning. Can you perhaps elaborate a little bit on some of the mobile applications? You said that you’re going to keep the two entities relatively separate. What sort of product integration or product rewrites will be required to deploy some of those SAP applications on mobile devices?
And also in terms of timing, how long would it take before we start to see some of these? And the same would apply in terms of leveraging SAP’s in-memory capability on the Sybase data management side.

Jim Hagemann Snabe — SAP AG — Co-CEO
Maybe I can start. Jim Snabe here. So first of all we already have mobile experiences built by Sybase sitting on top of the SAP applications. We have a CRM product, for instance, in the mobile space. And we have with that demonstrated the ability to — leveraging existing technology to build mobile experiences on top of SAP.

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
So you will see us rapidly evolving the mobile experiences on top of SAP. We will be able to do that from SAP as well as from Sybase. And the mobile space is a very dynamic space with lots of changes on the platforms and a lot of individual requirements. So this market we actually think is so big that we can’t even fulfill all the requirements ourselves. And therefore we’ll also work through an ecosystem approach.
With that, maybe comments from you, John, on how you’ve seeing this cooperation work and the technologies we’re using and what you see going forward.

John Chen — Sybase Inc. — Chairman and CEO
Okay, certainly. So we do have, like Jim has talked about, we do have a CRM application that runs on mobile Windows and iPhone that we are shipping today. We do have some very early success on that. We also have a mobile middleware platform to connect with the SAP backend in some of the selected customers around the world. And I have a couple of telco examples on that, telecom examples, that is. So we know that the solution comes together and actually works.
As I pointed out earlier, we’re going to put it on — we’re going to deliver that on RIM devices as well as on the Android device. So these are all forthcoming. We’re probably going to start working on the other modules like the [field force automations] in addition to that. And now the companies coming together, I think the development paths and development schedules, it’s going to be a little more aggressive in that sense.
As far as the in-memory is concerned, we have — Sybase itself, on the transactional side, we have in-memory modules. And that does not require any programming changes, like Jim pointed out. That’s of course already shown tremendous performance, both speed and cost advantages. Now if we shift the SAP in-memory core into the analytic column-based architecture, I think that’s going to be very profound in terms of the performance, especially if we could eliminate or simplify software infrastructures or software stack because of that.
So that will probably come out not too distant in the future. I think both products are ready. We’re shipping on the [IQ] side. So we’ll probably have to come together, if I would have to guess, probably within 12 months.

Philip Grunsky — Dow Jones — Analyst
Okay. Great. Thank you.

Stefan Gruber — SAP AG — Head of IR
Thank you. There’s time for one final question.

Bill McDermott — SAP AG — Co-CEO
Stefan, I would like to add just one thing to that.

Stefan Gruber — SAP AG — Head of IR
Sorry. Bill, go ahead.

Bill McDermott — SAP AG — Co-CEO
You haven’t lived until you’ve seen SAP CRM with BusinessObjects Explorer, which is our real-time in-memory computing technology, being provisioned through an iPad through the Sybase solution. And you watch sales professionals literally run their entire business on it. And Jim and myself and Werner run the entire SAP Company by looking at the business in real time. And that could not be possible without the combination of SAP and the Sybase mobile infrastructure. So it’s breathtakingly beautiful. It’s on the iPad and you can run your entire business on it.

Stefan Gruber — SAP AG — Head of IR

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
Thank you Bill. We have now time for one final question, please.

Operator
Thank you. The next question is from Hoi Lam from Citigroup. Please go ahead.

Hoi Lam — Citigroup — Analyst
Good morning and good evening, guys. Thank you for taking my questions. I’ve got two questions. The first one is on the return on investment. So if we look at the FY ‘11 possible accretion by the combination of the two companies, I come to around 4% to 5% of return on investment for FY ‘11. I understand that revenue synergies will drive this up potentially up to the Group level weighted cost of capital. When do you expect that to potentially happen, first of all?
And then secondly, in terms of the drive into both telco and financial services, can you give me some indication of what kind of advantages you’re getting through this deal in terms of penetrating those two verticals? And where do you expect those two verticals to be as percentage of revenues in a couple of years’ time. Thank you.

Werner Brandt — SAP AG — CFO
Yes. Werner here. I’ll take the first question, but honestly I haven’t understood the question.

Hoi Lam — Citigroup — Analyst
If I combine the two companies together on a proforma basis for FY ‘11, based on consensus, and take into account of basically the cost of capital for the debt, then I come to, basically, net earnings return of around 4% on the $5.8b deal kind of cost. And I just wondered that the 4% is obviously lower than the weighted cost of capital for SAP as a Group. And I wonder how and when the earnings accretion might take that up to the Group weighted cost of capital of, let’s say, around 9% to 10%.

Werner Brandt — SAP AG — CFO
Yes. That is a detail I do not have available. Can we follow up on this one and I will provide you the answer next week?

Hoi Lam — Citigroup — Analyst
Excellent. Thank you.

Jim Hagemann Snabe — SAP AG — Co-CEO
Jim here. I can talk a little bit about the industries you mentioned. We actually have seen in SAP a pretty strong growth in financial services over the last 12 to 24 months. We see financial services institutes realizing the need for standardization as well as real-time information across multiple systems. And therefore they are investing now in SAP.
If you combine that with a very strong customer base that we have in Sybase in the financial services sector, you see the opportunity is large. We can, with this transaction, address both customers who want to standardize, as well as customers who continue with own development because of the database business and analytics of Sybase.
Add to that the whole mobile banking capability, the opportunities are big. We expect very high growth rates. And how big a portion that means for the entire Group is hard to say at this time, but probably increasing share.

Stefan Gruber — SAP AG — Head of IR

Final Transcript
May 13, 2010 / 06:00AM GMT, SAP — SAP to Acquire Sybase, Inc.
Okay. Thank you, Jim. This concludes our conference call for today. Thank you all for joining. And we hope to see all of you at our SAPPHIRE NOW conferences next week in both Orlando and Frankfurt. Thank you for joining and goodbye.

Operator
Thank you, ladies and gentlemen. This does conclude today’s presentation from SAP investor and media conference call. You may now disconnect.

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